United States securities and exchange commission logo





                               April 24, 2024

       Hui Xu
       Chief Executive Officer
       Texxon Holding Ltd.
       7A, Block C, 207 Songhong Road
       Changning District
       Shanghai, China, 200335

                                                        Re: Texxon Holding Ltd.
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted March 26,
2024
                                                            CIK No. 0002014337

       Dear Hui Xu:

                                                        We have reviewed your
draft registration statement and have the following comment(s).

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-1 submitted March 26, 2024

       Cover Page

   1. Where you discuss your structure as a Cayman Islands holding company that conducts substantially all
operations through PRC subsidiaries, revise to disclose prominently that this structure involves
unique risks to investors. Acknowledge that Chinese regulatory authorities could
disallow this structure, which would likely result in a material change in your operations and/or
a material change in the value of the securities you are registering for sale, including
that it could cause the value of such securities to significantly decline or become worthless.
Provide a cross-reference to your detailed discussion of risks facing the company and the
offering as a result of this holding company structure.
   2. We note your statement that you are not "directly subject" to regulatory actions or statements related to
data security and anti-monopoly enforcement by the PRC
 Hui Xu
Texxon Holding Ltd.
April 24, 2024
Page 2
         government. Please expand your disclosure to clarify how these recent statements and actions otherwise have or may impact the company's ability to conduct its business, accept foreign investments, or list on a U.S. or foreign exchange. Additionally, revise to cross-
         reference individual risk factors regarding the legal and operational risks associated with having the majority of your operations in China, rather than the "Risk Factors" section in general. Lastly, please disclose the location of your auditor's headquarters where you discuss the Holding Foreign Companies Accountable Act, as amended by the
         Consolidated Appropriations Act, 2023.
3. Please revise to discuss all limitations on your ability to transfer cash between you, your subsidiaries, and investors. We note that certain "registration and approval/filing requirements" are addressed with respect to cash transfers from the holding company to
         PRC subsidiaries, but limitations on transfers from PRC subsidiaries to the holding company and investors, such as the review of dividend distributions to foreign investors and limitations regarding paying dividends out of retained earnings discussed at page 6, are not acknowledged on the cover page. Provide a cross-reference to your discussion of this issue in your prospectus summary, summary risk factors, and risk factors sections as well.
About This Prospectus, page 1

4. Please revise your definition of "China" and "PRC" to clarify how Hong Kong fits into such definition. If you intend to carve out Hong Kong, please clarify that the legal and operational risks associated with operating in China also apply to any operations in Hong
         Kong. If you do not intend to carve out Hong Kong, revise the definition to disclose that the only time that "China" and "PRC" does not include Hong Kong is when you are referring to specific laws and regulations adopted by the PRC. Prospectus Summary, page 3

5. We note your statement on page 57 that there is a substantial doubt about your ability to continue as a going concern. Please include comparable disclosure in the prospectus summary and discuss the conditions or events raising such substantial doubt, as well as management's plans to address these concerns. Provide cross-references to discussion of this topic in the risk factors and Management's Discussion and Analysis of Financial
         Condition and Results of Operations.
Overview, page 3

6. Please provide the basis for your statement here and on pages 77 and 99 that you have
FirstName LastNameHui Xu
       "decades of experience in the plastic and chemical raw material market in China," as well
Comapany   NameTexxon
       as your            Holding
               statement on        Ltd.that you have "over twenty years of
experience," given
                            page 104
       your
April 24,   indication
          2024 Page 2 that Net Plastic Technology started its business in 2011. FirstName LastName
 Hui Xu
FirstName   LastNameHui Xu
Texxon Holding   Ltd.
Comapany
April       NameTexxon Holding Ltd.
       24, 2024
April 324, 2024 Page 3
Page
FirstName LastName
Our Corporate History and Structure, page 4

7. Please revise your diagram of the company's corporate structure to identify clearly the entity in which investors are purchasing an interest and the entity(ies) in which the company's operations are conducted. Further identify all persons or entities that own equity in each depicted entity, including the minority shareholders of Zhejiang Net
         Plastic Technology Co., Ltd., MR LI Hong Kong Investment Limited, Henan Net Plastic
         New Material Technology Co., Ltd., and Henan Net Plastic Chemical Distribution Co.,
         Ltd. Please affirmatively state, if true, that you do not use a variable interest entity (VIE)
         structure.
Summary of Risks Affecting Our Company
Risks Related to Doing Business in China, page 7

8. Where you describe the significant regulatory, liquidity, and enforcement risks associated with having the majority of your operations in China, please revise to acknowledge the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in
         China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
Recent Regulatory Developments in China, page 11

9. Please clarify whether you have relied upon an opinion of counsel with respect to each conclusion regarding permissions and approvals from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. For example, you state that your PRC legal counsel has "advised [you]" with respect to your conclusion that no regulatory approvals or permissions aside from those identified are required for your business operations or the offering, but it is unclear whether this advice constitutes a formal opinion. Please also clarify whether your statement on page 14 that you and your subsidiaries "have received from PRC authorities all requisite licenses, permissions or
         approvals...and no permission or approval has been denied" is supported by an opinion of counsel. Additionally, please discuss how you came to the conclusion that approvals or permissions from the Cybersecurity Administration of China (CAC) are not required, why that is the case, and the basis on which you made that determination.
10. We note your disclosure that you are subject to filing requirements with the China
         Securities Regulatory Commission (CSRC) in connection with this offering pursuant to the Trial Measures. Please disclose the timing and status of your compliance with your obligations under the Trial Measures and discuss consequences of non-compliance,
 Hui Xu
FirstName   LastNameHui Xu
Texxon Holding   Ltd.
Comapany
April       NameTexxon Holding Ltd.
       24, 2024
April 424, 2024 Page 4
Page
FirstName LastName
         including warnings, required revision of filings, and fines. Make conforming revisions where you discuss the Trial Measures on the prospectus cover page and in the risk factors.
Risk Factors
Risks Related to Doing Business in China
There are uncertainties regarding the interpretation and enforcement of PRC laws..., page 20

11. Please expand your discussion of oversight by the CAC to explain how it impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date. For example, please disclose here, as you do in the prospectus summary, that you have concluded that you are not subject to CAC review, clarify whether such conclusion is supported by an opinion of counsel, and provide the basis for such conclusion. In this regard, we note your statement that you "are not [an] 'operator of critical information infrastructure' or 'data processor',"
         but you indicate that the Measures for Cybersecurity Review as promulgated in February
         2022 also require certain "online platform operators" to undergo cybersecurity review without explaining why you do not fall within such category. Lastly, because the
         Measures for Cybersecurity Review took effect in February 2022, please revise your statement that they are "recently adopted."
The PRC government exerts substantial influence over the manner in which we..., page 22

12. Given the Chinese government's significant oversight and discretion over the conduct and operations of your business, please revise to describe any material impact that invention, influence, or control by the Chinese government has or may have on your business or on the value of your securities. Revise your disclosure that the PRC government "may influence [y]our operations" to clarify that they may intervene or influence your operations at any time. Additionally, where you disclose that the PRC government has recently indicated an intent to exert "more oversight and regulation" over overseas offerings and foreign investment in China-based issuers, revise to state that they have also indicated intent to exert more control over such offerings and investment, and that any such action could cause the value of your securities to significantly decline or be worthless. We remind you that, pursuant to federal securities rules, the term "control"
         (including the terms "controlling," "controlled by," and "under common control with")
         means "the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.
Risks Related to Our Business and Industry, page 35

13. Please add a risk factor discussing your debt obligations and related risks and considerations, such as the impact of the interest rate environment. In this regard, we note your statements on pages 86 and 89, respectively, that you intend to secure additional
 Hui Xu
Texxon Holding Ltd.
April 24, 2024
Page 5
         financing through this offering "and other debt financing" and that you "finance operations through short-term revolving loans provided by various PRC banks."
Risks Related to this Offering and Ownership of our Ordinary Shares
Our director and Chief Executive Officer has substantial influence over our company..., page 63

14. Please explain why you state that Mr. Xu "could have significant influence" in determining the outcome of certain matters submitted to shareholders for approval, but also that he "will...have the power to prevent or cause a change in control." Please also acknowledge the shareholdings of your other officers and directors in this risk factor and indicate whether they may act in concert to influence or control matters of the company.
         Provide similar disclosure regarding concentration of share ownership in the prospectus summary. Lastly, please clarify whether you will qualify for controlled company exemptions under exchange listing standards following the offering and, if so, whether you intend to rely upon such exemptions. In this regard, we note that your principal shareholders information on page 130 indicates that various members of Mr. Xu's immediate family beneficially own amounts of ordinary shares beyond those directly held by Xu.
We are a foreign private issuer within the meaning of the rules..., page 66

15. Please supplement this or another risk factor to acknowledge the "home country practice"
         exemptions available to foreign private issuers pursuant to exchange listing standards and indicate whether you expect to rely upon such exemptions. Make conforming revisions where you discuss the implications of being a foreign private issuer in the prospectus summary.
Use of Proceeds, page 68

16. We note your statement that 40% of the net proceeds of the offering will be used for
            construction of production facilities and   upgrades and purchases
of new production
         equipment.    Please clarify whether these planned expenditures relate
specifically to the
         polystyrene manufacturing facility under construction in Henan Province, particularly given your statement on page 91 that you had approximately $69.8 million in capital commitments related to this project as of June 30, 2023. If so, provide a brief description of assets to be acquired, their costs and disclose the amount and sources of other funds needed to complete the project, each to the extent applicable. Refer to Items 3.C.1 and
         3.C.2 of Form 20-F.
Enforceability of Civil Liabilities, page 72
FirstName LastNameHui Xu
17. If any of your directors, officers, or members of senior management are located in the
Comapany
       PRCNameTexxon
             or Hong Kong,Holding
                             please Ltd.
                                     revise to state that is the fact and
identify the relevant
       individuals
April 24, 2024 Pageand
                     5 their location(s).
FirstName LastName
 Hui Xu
FirstName   LastNameHui Xu
Texxon Holding   Ltd.
Comapany
April       NameTexxon Holding Ltd.
       24, 2024
April 624, 2024 Page 6
Page
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 80

18. Please quantify the extent to which changes in revenue are attributable to changes in prices or to changes in the volume or amount of goods sold. Please also quantify factors to which changes in results of operations are attributed. For example, we note disclosure that revenue increased from increased demand and from expanding your business through partnerships. Refer to Item 303(b)(2)(iii) of Regulation S-K.
19. We note per the risk factor on page 37 and the notes to your financial statements that your product lines can be divided into two categories, basic chemicals and plastic particles, and that different products have different gross margins. We also note that revenue from plastic products decreased significantly for the year ended June 30, 2023 from the amount generated for the year ended June 30, 2022. Please provide a discussion of revenue and cost of revenue by product categories in your results of operations discussion. Refer to
         Item 303(b) of Regulation S-K.
20. We note when discussing the increase to your year over year revenues on page 82, you partially attribute the increase to the expansion of your sales teams. Please reconcile this with the decline in year over year selling and marketing expenses as disclosed on your
         Consolidated Statements of Operations and discussed on page 84. Industry, page 94

21. You state that information in this section is derived from an industry report prepared by
         Sublime China Information Co., Ltd., but you also state on page 67 that an industry report was issued by Zhuo Chuang Consulting. Please clarify whether one or two separate reports were commissioned, and file as exhibit(s) to the registration statement the written consent(s) required by Rule 436 under the Securities Act.
Business
Overview, page 99

22. Please explain how you calculate the number of suppliers and customers "registered on
         [y]our platform" and how this metric differs from and/or relates to suppliers from which you have procured or purchased and customers with which you have "completed transactions," as referenced on page 103.
Accelerate the construction of our chemical and plastic raw materials plant in Henan Province,
China., page 101

23. We note your disclosure that you are in the process of constructing a factory for the manufacturing of polystyrene in Henan Province, China. Please revise to discuss the timing, costs and financing associated with this project.
 Hui Xu
FirstName   LastNameHui Xu
Texxon Holding   Ltd.
Comapany
April       NameTexxon Holding Ltd.
       24, 2024
April 724, 2024 Page 7
Page
FirstName LastName
Our Platform and Services
Delivery, page 102

24. We note your statement that you "flexibly adopt direct shipping from suppliers to customers," but elsewhere throughout the prospectus you indicate that you "take ownership of the products sold" and discuss relationships with third-party delivery service and warehousing providers. Please revise to discuss all delivery model alternatives and indicate which are more commonly used, so that investors understand the frequency with which you rely upon third parties for logistics and delivery services. Clarify whether customers select their delivery model or whether and how you manage this process.
Our Suppliers, page 105

25. With a view towards consistency, please provide additional information on how suppliers utilize your platform to offer products to customers, how products are priced, and how this process translates into revenues for the company. For example, you state here that suppliers "register on [y]our platform in order to publish product and price information,"
         but the description of your revenue model on page 103 suggests that you, rather than suppliers, "determine the prices sold to [y]our customers." Additionally, your disclosure here and on page 37 indicates that you enter into "purchase agreements" and "long-term supply contracts" with suppliers, but on page 38 you state, "We do not enter into long term supply agreements with suppliers and manufacturers..." Make conforming revisions to discussion of your relationships with suppliers elsewhere throughout the prospectus as needed.
26. Please reconcile your statement on page 102 that you "procured from over 968...suppliers in the fiscal year ended June 30, 2023," with your statement here that you "made purchases from a total of approximately 485...suppliers" for the fiscal year ended June 30,
         2023, or explain how these metrics differ. Additionally, we note from page F-21 that three suppliers accounted for an aggregate of approximately 52.5% of the company's total purchases for the fiscal year ended June 30, 2023. Please confirm that this is consistent with your statements regarding procuring from over 968 suppliers and/or purchasing from
         485 suppliers during such fiscal year, as the case may be.
Material Contracts
Agreement with Taiqian Government, page 107

27. Please provide additional information regarding the background of and rights and obligations under the agreement with the Taiqian government entered into in April 2022.
         For example, explain why the Taiqian government contracted with you for the building of this facility, whether you will fully own the manufacturing factory once completed, how the related land use right agreement factors into the arrangement, whether you will be subject to mandatory polystyrene output requirements, etc. File this agreement as an exhibit to the registration statement or explain why you are not required to do so. Refer to
 Hui Xu
Texxon Holding Ltd.
April 24, 2024
Page 8
         Item 601(b)(10) of Regulation S-K. Additionally, where you discuss the polystyrene manufacturing facility earlier in the prospectus, provide additional context to indicate that it is being constructed pursuant to a contractual obligation and acknowledge any related limitations and risks (e.g., capital expenditure obligations and penalties for failure to timely complete the project).
Related Party Transactions, page 131

28. Please disclose the amount of the outstanding advance due to Shanghai Zhongguang
         Yiyun Supply Chain Management Co., Ltd. as of the latest practicable date. Refer to Item
         7.B.2 of Form 20-F. Additionally, we note your disclosure on page 142 regarding the issuance of shares to certain purchasers in exchange for equity interests in Net Plastic
         Technology, and at least some of these purchasers appear to be related parties within the meaning of Item 7.B of Form 20-F, according to the principal shareholders information on page 130. Please disclose these transactions in this section or explain why you are not required to do so.
Report of Independent Registered Public Accounting Firm, page F-2

29. We note per the risk factor on page 57 that there is substantial doubt about your ability to continue as a going concern; however, we note that the auditors have not included a going concern qualification in their audit report. Please have your auditors explain to us their consideration of AS 2415 in concluding on the company's ability to continue as a going concern. Additionally, please tell us your consideration of ASC 205-40-50 in assessing your ability to continue as going concern in light of the information disclosed in the above referenced risk factor.
Consolidated Statements of Operations and Comprehensive Income (Loss), page F-4

30. Please tell us your accounting policy, citing the relevant guidance, in recognizing "cost of sales - related parties" during the years presented. In this regard, we note from page 131, the amounts reflected on your Consolidated Statements of Operations appear to reflect the products purchased from related parties during the years ended June 30, 2022 and 2023, rather than the cost of sales of products sold to related parties. Refer to Rule 5-03(b)(2)
         of Reg S-X.
Consolidated Statements of Cash Flows, page F-6

31. Please tell us your basis in GAAP for recording inflows and outflows related to Notes
       Payable within your cash flows from operating activities rather than cash flows from
FirstName LastNameHui Xu
       financing activities. In your response, also tell us why the decrease in your Notes Payable
Comapany   NameTexxon
       balance             Holdingoperating
               reflects a $24.7M    Ltd.     cash outflow when the notes are
issued to your
       vendors.
April 24,        Refer8 to ASC 230-10-45.
          2024 Page
FirstName LastName
 Hui Xu
FirstName   LastNameHui Xu
Texxon Holding   Ltd.
Comapany
April       NameTexxon Holding Ltd.
       24, 2024
April 924, 2024 Page 9
Page
FirstName LastName
Notes to Consolidated Financial Statements
Note 2 - Summary of Significant Accounting Policies
Revenue recognition, page F-9

32. We note you account for revenue generated from the sale of products on a gross basis, as you have determined the company to be acting as the principal in these transactions. Please tell us the nature in how products sold are purchased and held prior to
         being transferred to the customer, and how control was determined. Specifically, we note your inventory balance amounts to approximately 0.07% of your revenues for the fiscal year ended June 30, 2023, and would not appear to be enough inventory to support a single day sales based on your daily average sales. Refer to ASC 606-10-55-36 through
         40. In your response, also provide us your detailed consideration of the other indicators mentioned in ASC 606-10-55-39.
Accounts Receivable, page F-11

33. Please tell us your process for billing and receipt of customer payments. In your response, tell us the percentage of revenue that is prepaid, paid on receipt, and paid on credit.
Note 9 - Short Term Borrowings, page F-19

34. We note your disclosure that "all the loans outstanding at June 30, 2023 have been fully repaid except the loan from Huaxia Bank." We also note from your disclosure on page 89
         "all of the loans are expected to be renewed." Please tell us if the borrowings have been renewed subsequent to year end, and your consideration to disclose any subsequent borrowings in your subsequent event footnote.
Note 10 - Notes Payable, page F-20

35. Please tell us where the corresponding entry is reflected on your Consolidated Balance
         Sheets for the Notes Payable, which are issued by financial
institutions on the Company   s
         behalf to vendors. Please also revise to disclose the terms of the notes that you have with your vendors.
General

36. We note that you have a Hong Kong entity in your organizational structure. Please revise throughout to discuss applicable laws and regulations in Hong Kong, as well as related risks and consequences. Location-specific regulations that should be discussed include, but are not limited to, enforceability of civil liabilities in Hong Kong and China's
         Enterprise Tax Law. Disclose on the prospectus cover page how regulatory actions related to data security or anti-monopoly concerns in Hong Kong have or may impact the company's ability to conduct its business, accept foreign investment, or list on a U.S. or foreign exchange. Include risk factor disclosure explaining whether there are laws and regulations in Hong Kong that result in oversight over data security, how this oversight
 Hui Xu
Texxon Holding Ltd.
April 24, 2024
Page 10
      impacts the company's business and the offering, and to what extent the company believes it is compliant with the regulations or policies that have been issued.
37. Please provide us with supplemental copies of all written communications, as defined in
      Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on
Section 5(d) of the
      Securities Act.
       Please contact Abe Friedman at 202-551-8298 or Theresa Brillant at 202-551-3307 if you
have questions regarding comments on the financial statements and related matters. Please contact Rebekah Reed at 202-551-5332 or Donald Field at 202-551-3680 with any other questions.



                                                            Sincerely,
FirstName LastNameHui Xu
                                                            Division of
Corporation Finance
Comapany NameTexxon Holding Ltd.
                                                            Office of Trade &
Services
April 24, 2024 Page 10
cc:       Wei Wang
FirstName LastName